Mail Stop 4561

October 19, 2007

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Corrected

  RE: **JPMorgan Chase & Co.**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Form 10-Q for the Fiscal Quarter Ended March 31, 2007
     File No. 1-5805

Dear Mr. Cavanagh:

   We have reviewed your supplemental response letter dated September 19, 2007 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13- Allowance for Loan Losses, page 113

1. We have reviewed your response to prior comment one from our letter dated July 31, 2007. Please tell us in more detail how you use statistical data to estimate your allowance for loan losses.

<u>Note 28- Accounting for Derivative and Hedging Activities, page 131</u>

2. We have reviewed your response to prior comment two from our letter dated July 31, 2007. You state that the external derivative must be executed as soon as possible and always before the end of the same trade date, and that both the internal and external trades are executed at market value. Please provide us with the following additional information:

- Tell us whether cash is exchanged with (either paid or received) the external counterparty to compensate for market rate movements between the time the internal swap and matching trade are executed.

- Tell us whether the internal trading desk receives a dealer profit for executing a trade with an external counterparty on behalf of the hedging segment or if it passes along the external derivative to the hedging segment at market price (with no profit); and

- If the internal trading desk receives a dealer profit, tell us how that profit is accounted for in the consolidated financial statements.

- Describe the specific considerations each segment would make in determining whether it should enter into a derivative instrument directly with an external counterparty or through the trading desk. For example, tell us if in all cases the segment enters into a derivative transaction with the trading desk if the pricing is cheaper as compared to a third party, or if other factors come into play.

3. We have reviewed your response to prior comment two from our letter dated July 31, 2007. You state that the hedging segment verifies on trade date that the terms of the external derivative meet the qualifications to be used as a SFAS 133 hedge relationship. Please clarify the hedging segment level that performs the verification. For example, tell us whether the verification is performed at the operating segment level, the reportable segment level, or some other level.

4.   We have reviewed your response to prior comment two from our letter dated July
        31, 2007. We note you use a two-step process to assess hedge effectiveness,
        which involves calculating the change in value of the internal derivative as a
        proxy of the change in value of the external derivative. Due to the de minimus
        difference in terms, your conclusions regarding hedge effectiveness have not been
        changed by differences in the changes in value of the external derivative versus
        internal derivatives. Please provide us with the following additional information:

        •   Clarify for us what the differences in the changes in value represent.   For
            example, clarify if the differences represent intraday time value changes, the
            difference in terms of the internal and external derivatives or something else.
            Additionally, describe the procedures employed to determine that the effect is
            de minimus. Specifically, tell us whether this amount is calculated
            quantitatively or determined more on a qualitative basis.

        •   Tell us the business purpose of calculating the change in value of the internal
            derivative as a proxy for the change in value of the external derivative.
            Specifically, tell us why you do not calculate the change in value of the
            external derivative, as that is the designated hedging instrument.

        •   Tell us whether you have ever used the shortcut method of accounting for
            these hedging relationships. If so, please confirm the criteria in paragraph 68
            of SFAS 133 were met solely with respect to the third party derivative.

        •   Confirm that the assessment of effectiveness and measurement of
            ineffectiveness is performed based on the designated third party derivative.

        •   Describe your process for measuring ineffectiveness.

5.   We have reviewed your response to prior comment four from our letter dated July
        31, 2007. Please provide us with the following:

        •   Provide us with an example customer contract for a deposit liability
            containing an embedded gold forward sale derivative.

        •   Tell us the nature of customers that you enter into these types of transactions
            with. Additionally, please tell us whether these are new types of transactions,
            or whether this is just a new type of hedging strategy.

        •   Tell us the business purpose of entering into these types of transactions.

- Tell us whether any cash is exchanged between you and the counterparty at the inception of the contract.

- Tell us whether you are able to sell or transfer the gold bullion without restriction or permission from the depositor.

- Tell us whether you are required to return the *specific* gold the customer deposited at the end of the contract.

- Quantify the amounts recorded in earnings for each period presented as a result of your method of assessing effectiveness.

- Describe your ongoing prospective assessment of hedge effectiveness.

6.   We have reviewed your response to prior comment four from our letter dated July 31, 2007. Please provide us with the following additional information regarding your fair value hedges of benchmark interest rate risk in long-term debt.

- Explain in further detail how you make your initial assessment of prospective hedge effectiveness.

- Describe each of the regression outputs you consider in your initial prospective and retrospective assessments of hedge effectiveness. Additionally, tell us whether each and all of these regression outputs must fall within a specific documented range for you to conclude the hedge is highly effective.

- Describe your ongoing prospective assessment of hedge effectiveness.

7.   We have reviewed your response to prior comment four from our letter dated July 31, 2007. Please provide us with the following additional information regarding your cash flow hedges of one month LIBOR-based liabilities with daily resets.

- Describe each of the regression outputs you consider in your initial prospective, ongoing prospective and retrospective assessments of hedge effectiveness. Additionally, tell us whether each and all of these regression outputs must fall within a specific documented range for you to conclude the hedge is highly effective.

- Clarify the nature of the deposits hedged (time deposit, demand deposits) and whether such deposits are money market accounts or sweep accounts. If so, tell us how you concluded that each of these products qualified for benchmark interest rate hedging given the restriction in paragraph 29(h) of SFAS 133.

- Tell us how the period you use for a change in one-month LIBOR compares to the actual hedge period that you use.

8. We have reviewed your response to prior comment seven from our letter dated July 31, 2007. Please provide us with the following additional information:

- Please provide clarification regarding how you group individual transactions and how you determine that these transactions share the same risk exposure for which they are designated in accordance with paragraph 29.a. of SFAS 133. In particular, explain whether you believe that variable-rate assets or liabilities could be grouped with fixed-rate rollover assets or liabilities and qualify as similar risk exposures given that DIG Issue G19 indicates a clear distinction between fixed-rate and variable-rate instruments for cash flow hedging purposes. Additionally, explain whether you believe there are any system integration issues that would prevent you from determining the sequence of forecasted hedge transactions.

- Tell us whether you use the hypothetical derivative method for your hedges of forecasted revenues, and if so how you determine the hypothetical derivative.

- For each type of forecasted transaction, tell us how often you determine the "core" amounts.

9. We have reviewed your response to prior comment eight from our letter dated July 31, 2007. Please tell us how you account for the derivatives in your rollover cash flow hedging strategies using the first payments approach. Please tell us what happens to a specific layer of cash flows when the derivative hedging them is terminated or matures. For example, tell us whether the specific layer of cash flows is reassigned to a different hedging instrument, and if so, whether your policy requires you to designate or redesignate existing relationships.

10. We have reviewed your response to prior comment eight from our letter dated July 31, 2007. If you are following a layering strategy, please provide us with your hedge documentation illustrating your methodology.

11. We have reviewed your response to prior comment ten from our letter dated July 31, 2007. Tell us how you measure de minimus fair value of hypothetical derivatives. Specifically, tell us whether this amount is calculated quantitatively or determined more on a qualitative basis.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Note 3- Fair Value Measurement
Transition, page 77

12.   We have reviewed your response to prior comment thirteen from our letter dated July 31, 2007. Please tell us how frequently you update valuation adjustments. Additionally, explain how your adjustments compare to actual historical realization of equity enterprise value for such investments and quantify the total aggregate amounts of those adjustments.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

                                        Sincerely,

                                        Donald Walker
                                        Senior Assistant Chief Accountant